LG Card holds Extraordinary Shareholders’ Meeting

On September 28, 2007, LG Card, a credit card subsidiary of Shinhan Financial Group, held an extraordinary shareholders’ meeting to gain approval for the following agendas.

Agenda 1: Partial alteration of the Articles of Incorporation

• Approved

Agenda 2: Appointment of Directors (2 Executive Directors, 1 Non-Executive Director, 4

Outside Directors)

• Approved

Agenda 3: Appointment of Chief Executive Officer (Jae Woo Lee)

• Approved

Agenda 4: Appointment of Audit Committee Members (2 Outside Directors, 1 Executive

Director)

• Approved

Details of Directors:
1. Jae Woo Lee
Date of Birth: July 2, 1950
Tenure: 3 yrs
Main Work Experience:
2002 Executive Vice President, Shinhan Bank
2004 Managing Director, Shinhan Financial Group
2006 Deputy President, Shinhan Financial Group (current)
Present Office: Deputy President, Shinhan Financial Group

2. In Sup Kim
Date of Birth: August 11, 1953
Tenure: 1 yr
Main Work Experience:
2004 Professor of Human Resources Department, Financial Supervisory Service
2006 Director, Shinhan Card (current)
Present Office: Director, Shinhan Card

3. In Ho Lee
Date of Birth: November 2, 1943
Tenure: 2 yrs
Main Work Experience:
2001 Director, Shinhan Financial Group
2003 Vice Chairman, Shinhan Bank
2005 President and CEO, Shinhan Financial Group (current)
Present Office: President and CEO, Shinhan Financial Group

Details of Outside Directors:
1. Young Il Cho
Date of Birth: August 5, 1943
Tenure: 2 yrs
Main Work Experience:
1999 Outside Director, SK Securities
2002 Audit Committee Head, Daewoo Securities
2007 Outside Director, LG Card
Present Office: Lawyer, Kyung-Ki Law & Notary

2. Taek Soo Han
Date of Birth: August 21, 1950
Tenure: 2 yrs
Main Work Experience:
2002 Outside Director and Head of Audit Committee, Woori Bank
2003 Chairman, Korea RB Securities Agency
Present Office: Director, Shinhan Card

3. Sang Yong Park
Date of Birth: February 21, 1951
Tenure: 2 yrs
Main Work Experience:
2006 Chairman, Korean Institute of Directors
2007 Outside Director, Korea Exchange
2007 Outside Director, LG Card
Present Office: Professor of Business Management, Yonsei University

4. Sang Ho Sohn
Date of Birth: February 13, 1957
Tenure: 2 yrs
Main Work Experience:
2005 Head of Research, Korea Institute of Finance
2006 Deputy Head, Korea Institute of Finance
Present Office: Deputy Head, Korea Institute of Finance

Details of Audit Committee Members:
1. Young Il Cho
Tenure: 2 yrs
For more details, please refer to the above.

2. Taek Soo Han
Tenure: 2 yrs
For more details, please refer to the above.

3. In Sup Kim
Tenure: 1 yr
For more details, please refer to the above.